================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)


                            PARADIGM GEOPHYSICAL LTD.
             ------------------------------------------------------
                                (Name of Issuer)

                ORDINARY SHARES, NOMINAL VALUE NIS 0.5 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    69900J104
             ------------------------------------------------------
                                 (CUSIP Number)


    MITCHELL S. PRESSER, ESQ.                          TROY W. THACKER
   WACHTELL, LIPTON, ROSEN & KATZ                 PARADIGM GEOTECHNOLOGY B.V.
       51 WEST 52ND STREET                           STRAWINSKYLAAN 3105
      NEW YORK, NEW YORK 10019                 1077ZX AMSTERDAM, THE NETHERLANDS
           212-403-1000                                 +31-20-406-4614

             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 21, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.




                               Page 1 of 11 Pages

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

-------------------                                        ---------------------
CUSIP NO. 69900J104           SCHEDULE 13D                     (PAGE 2 OF 11)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PARADIGM GEOTECHNOLOGY B.V. (FORMERLY TALAMANTES B.V.)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            OO (SEE ITEM 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            THE NETHERLANDS
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES                  -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      6,710,866 (SEE ITEM 5)
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                             -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,710,866 (SEE ITEM 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            45.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      HC
--------------------------------------------------------------------------------

-------------------                                        ---------------------
CUSIP NO. 69900J104           SCHEDULE 13D                     (PAGE 3 OF 11)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PROTOTYPE HOLDINGS LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            OO (SEE ITEM 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES                  -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      6,710,866 (See Item 5)
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                             -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,710,866 (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            45.1% (See Item 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC
--------------------------------------------------------------------------------

-------------------                                        ---------------------
CUSIP NO. 69900J104           SCHEDULE 13D                     (PAGE 4 OF 11)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      FOX PAINE CAPITAL MANAGEMENT II, LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
            OO (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES                  -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      6,710,866 (SEE ITEM 5)
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                             -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,710,866 (SEE ITEM 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            45.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      HC, OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to ordinary shares, nominal value NIS 0.5 per share (the "Ordinary Shares"), of Paradigm Geophysical Ltd., an Israeli company (the "Issuer"). The Issuer's principal executive offices are located at Gav-Yam Center No.3, 9 Shenkar Street, Herzliya Pituach 46120, Israel.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This statement is filed by (i) Paradigm Geotechnology B.V. (formerly Talamantes B.V.), a company formed under the laws of The Netherlands ("Paradigm Geotechnology"), (ii) Prototype Holdings LLC, Delaware limited liability company ("PHLLC") and (iii) Fox Paine Capital Management II, LLC, a Delaware limited liability company ("FPLLC"). Paradigm Geotechnology is a wholly owned subsidiary of PHLLC, which is a wholly owned subsidiary of FPLLC.

         The principal offices of Paradigm Geotechnology are located at Strawinskylaan 3105, 1077ZX Amsterdam, The Netherlands. Paradigm Geotechnology was acquired in May of 2002 for the purpose of engaging in the transactions contemplated by the Agreement of Merger, dated as of May 21, 2002, by and among Paradigm Geotechnology, FP Acquisition Ltd., an Israeli company ("Merger Subsidiary") and the Issuer (the "Merger Agreement").

         The principal offices of PHLLC are located at 950 Tower Lane, Suite 1150, Foster City, California 94404. PHLLC was formed in April of 2002 for the purpose of acquiring Paradigm Geotechnology.

         The principal offices of FPLLC are located at 950 Tower Lane, Suite 1150, Foster City, California 94404. The principal business of FPLLC is being a member of Fox Paine Capital Fund II GP, LLC, which is the general partner of Fox Paine Capital Fund II, L.P., an investment fund which provides equity capital for corporate acquisitions, company expansion and growth programs and management buyouts. Saul A. Fox and the Paine Family Trust U/D/T, dated October 13, 1994, a trust organized for the benefit of W. Dexter Paine, III and members of his family (the "Trust"), are the sole managing members of FPLLC. The principal business of the Trust is being a member of FPLLC.

         Prior to the closing of the transactions contemplated by the Merger Agreement, Paradigm Geotechnology will be owned (directly or indirectly through other entities) by a non-U.S. limited partnership being organized by affiliates of Paradigm Geotechnology.

         Annex I, which is hereby incorporated herein by reference, sets forth with respect to each executive officer, director or controlling person of each of Paradigm Geotechnology, PHLLC and FPLLC, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

         (d) and (e). None of Paradigm Geotechnology, PHLLC or FPLLC, and none of the persons named in Annex I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; nor has any of said persons been a

                                    5 of 11
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Paradigm Geotechnology has entered into individual Voting Agreements (the "Voting Agreements"), each dated as of May 21, 2002, with each of the following shareholders of the Issuer (collectively, the "Shareholders"):
Compagnie Generale de Geophysique, Mashov Gruss Investments Ltd., Bachow Investment Partners III, L.P., Shamrock Holdings Inc., Shamrock Holdings of California, Inc., and Eldad Weiss. Annex II sets forth, to the knowledge of Paradigm Geotechnology, the number of Ordinary Shares held by each of the Shareholders and the number of shares subject to options or warrants that are exercisable within 60 days (including options that are expected to become exercisable in accordance with the Merger Agreement), and Annex II is hereby incorporated herein by reference. The Ordinary Shares to which this statement relates have not been purchased by Paradigm Geotechnology, and none of Paradigm Geotechnology nor any of the other persons listed in response to Item 2 has expended any funds in connection with the Voting Agreements.

ITEM 4.  PURPOSE OF TRANSACTION.

         On May 21, 2002, Paradigm Geotechnology, Merger Subsidiary and the Issuer entered into the Merger Agreement pursuant to which, at the Effective Time (as defined in the Merger Agreement), Merger Subsidiary will be merged with and into the Issuer, with the Issuer continuing as the surviving company (the "Merger"). In the Merger, (i) Paradigm Geotechnology will acquire 100% of the outstanding Ordinary Shares, and the Issuer will become a direct, wholly owned subsidiary of Paradigm Geotechnology, and (ii) each Ordinary Share issued and outstanding at the Effective Time (other than Ordinary Shares held by the Issuer, its subsidiaries, Paradigm Geotechnology, or Merger Subsidiary) will be automatically converted into the right to receive US $5.15 in cash, without interest.

         The consummation of the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including, without limitation: (i) the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Issuer's shareholders, (ii) the absence of any legal order prohibiting or restraining the Merger, (iii) receipt of certain governmental consents, and the expiration of the 70-day statutory waiting period under
Section 323 of the Israeli Companies Law 5759-1999, (iv) receipt of certain legal opinions relating to the Merger, (v) the performance of each party's obligations under the Merger Agreement and the accuracy of each party's representations and warranties contained in the Merger Agreement, in each case subject to certain exceptions, (vi) receipt of the consent of certain third parties in connection with the Merger, (vii) the absence of the occurrence of any event since May 21, 2002 that would reasonably be likely to have a Material Adverse Effect (as defined in the Merger Agreement), (viii) the absence of any pending or threatened legal proceedings in connection with the Merger which could have certain effects specified in the Merger Agreement, (ix) repayment of the Issuer's indebtedness to the extent that Paradigm Geotechnology is providing funds sufficient

                                    6 of 11
therefor and (x) other closing conditions specified in the Merger Agreement.

         Upon consummation of the Merger, the Ordinary Shares (i) will be delisted from The Nasdaq National Market (on which they currently trade under the symbol "PGEO") and the Tel Aviv Stock Exchange Ltd., (ii) will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (iii) will no longer be publicly traded.

         Pursuant to the Merger Agreement, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time will be the directors of the Issuer and (ii) other than the directors referred to in the preceding clause, the officers of the Issuer at the Effective Time will remain the officers of the Issuer.

         In connection with entering into the Merger Agreement, on May 21, 2002, Paradigm Geotechnology entered into the Voting Agreements with the Shareholders. Under the Voting Agreements, the Shareholders have agreed to vote all Ordinary Shares beneficially owned or subsequently acquired by them in favor of approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and against (1) any proposal made in opposition to or in competition with the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (2) any Takeover Proposal (as defined in the Merger Agreement), and (3) any change in the management or board of directors of the Issuer (other than in connection with the Merger).

         The Voting Agreements also provide, among other things, that: (i) such Shareholder will not sell, assign, transfer, or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, or other disposition of, beneficial ownership of any of its Ordinary Shares without Paradigm Geotechnology's consent; (ii) except to the extent necessary to vote its Ordinary Shares in accordance with the Voting Agreement, such Shareholder will not deposit (or permit the deposit of) any of its Ordinary Shares in a voting trust or grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any of its Ordinary Shares; (iii) such Shareholder will not take, agree in writing or otherwise to take, or propose or commit to take any action (A) which could reasonably be expected to make any of the representations or warranties of such Shareholder contained in its Voting Agreement untrue or incorrect as of May 21, 2002 or as of the closing date of the Merger, (B) which could reasonably be expected to result in any of the conditions to completion of the Merger and the other transactions contemplated by the Merger Agreement not being satisfied, (C) inconsistent with the transactions contemplated by its Voting Agreement or (D) to challenge, question or call into doubt the validity or enforceability of the Merger, its Voting Agreement or any of the transactions contemplated by its Voting Agreement or the Merger Agreement, provided that nothing in that provision of the Voting Agreement requires such Shareholder to operate its business (as distinguished from actions taken in such Shareholder's capacity as a shareholder of the Issuer or by any officer, director, employee, agent or representative of such Shareholder in his or her capacity as a director or officer of the Issuer) outside of the ordinary course of business consistent with past practice; and
(iv) such Shareholder will not, nor will such shareholder permit any of its subsidiaries or affiliates to, nor will such Shareholder or any of its subsidiaries or

                                    7 of 11
affiliates authorize any director, officer, employee or agent of such Shareholder or any of its subsidiaries or affiliates or, whether on such Shareholder's or any of its subsidiaries' or affiliates' behalf or for the benefit of any of the foregoing, any investment banker, attorney, accountant or other advisor or representative of such shareholder or any of its subsidiaries or affiliates to, directly or indirectly: (1) solicit, initiate, negotiate or encourage, or take any other action to facilitate the making of any proposal for (or which may reasonably be expected to lead to) any Takeover Proposal or
(2) propose, continue, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to another person any confidential information with respect to the Issuer's or any of its subsidiaries' business, properties or assets in connection with or relating to any of the foregoing, or where it is likely to lead to any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any person (other than Paradigm Geotechnology and its affiliates) to do or seek any of the foregoing.

         Each Shareholder entering into a Voting Agreement has also granted an irrevocable proxy to the members of Paradigm Geotechnology's board of directors in support of its agreements in the Voting Agreement. The Voting Agreements and the irrevocable proxies granted thereunder terminate as of the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant its terms, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as the Merger Agreement shall have been amended by the parties thereto in accordance with its terms in a manner adverse to the Shareholder in any material respect (the parties thereto having agreed that any amendment to the Merger Agreement (1) reducing the per share cash merger consideration payable in the Merger or (2) changing the type of consideration constituting the per share cash merger consideration payable in the Merger will be deemed to be materially adverse to such shareholder for such purposes), and (iv) a material breach of the Voting Agreement by Paradigm Geotechnology which is not cured by Paradigm Geotechnology promptly after receipt of written notice of such material breach from the Shareholder. In addition, the Voting Agreements automatically terminate if the Merger Agreement has not been terminated in accordance with its terms, or the Merger has not become effective, on or before September 30, 2002.

         Except as set forth herein or in the Merger Agreement, or otherwise relating to integration in connection with the Merger, none of Paradigm Geotechnology, PHLLC or FPLLC has any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Ordinary Shares; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's articles of incorporation or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to

                                    8 of 11

Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

         The information set forth in Annex II hereto is hereby incorporated herein by reference.

         A copy of the Merger Agreement and the form of the Voting Agreements are attached hereto as Exhibits 99.1 and 99.2, respectively, and are hereby incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) and (b). The information set forth in Annex II hereto is hereby incorporated herein by reference. Paradigm Geotechnology, PHLLC and FPLLC, and the persons controlling such entities, may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with the respective Shareholders party to the Voting Agreements the direct or indirect power to vote, or to direct the voting of, the Ordinary Shares subject to the Voting Agreements. However, none of the foregoing persons (i) is entitled to any rights as a shareholder of the Issuer with respect to the Ordinary Shares covered by this Statement or (ii) has any direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Ordinary Shares covered by this Statement other than the power provided pursuant to the Voting Agreements. A copy of the form of Voting Agreement is attached hereto as Exhibit 99.2 and is hereby incorporated herein by reference.

         Each of Paradigm Geotechnology, PHLLC and FPLLC, and the persons controlling such entities, hereby disclaims beneficial ownership of any Ordinary Shares (including those covered by this Statement), and nothing contained in this Statement shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement.

         (c). Except as set forth in Items 4 and 5 above, to the best knowledge and belief of each of Paradigm Geotechnology, PHLLC and FPLLC, no transactions involving Ordinary Shares have been effected during the past 60 days by Paradigm Geotechnology, PHLLC or FPLLC, or by any of their respective directors, executive officers or controlling persons.

         (d) and (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 above (including the Merger Agreement and the Voting Agreements) is hereby incorporated herein by reference.

         Except as set forth in Items 3 through 5 above or in the Merger Agreement, or otherwise in connection with the Merger, none of Paradigm Geotechnology, PHLLC and FPLLC, nor, to the best knowledge of the foregoing, any directors or executive officers of any of the foregoing,

                                    9 of 11
has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to the Issuer or any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 - Agreement of Merger, dated as of May 21, 2002, by and among Paradigm Geotechnology B.V. (formerly Talamantes B.V.), FP Acquisition Ltd. and Paradigm Geophysical Ltd.

99.2 - Form of Voting Agreement, dated as of May 21, 2002, by and among Paradigm Geotechnology B.V. (formerly Talamantes B.V.) and the shareholders set forth on Annex II to this Statement on Schedule 13D.

                                    10 of 11

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  May 31, 2002                      PARADIGM GEOTECHNOLOGY B.V.
                                            (formerly Talamantes B.V.)


                                            By:   /s/ Troy W. Thacker
                                               --------------------------
                                               Name:     Troy W. Thacker
                                               Title:    Director and
                                                         Attorney-in-Fact



                                            PROTOTYPE HOLDINGS LLC


                                            By:   /s/ Troy W. Thacker
                                               --------------------------
                                               Name:     Troy W. Thacker
                                               Title:    Vice President,
                                                         Secretary and
                                                         Treasurer



                                            FOX PAINE CAPITAL MANAGEMENT II, LLC


                                            By:   /s/ Saul A. Fox
                                               --------------------------
                                               Name:     Saul A. Fox
                                               Title:    Member

                                     Annex I
                                     -------


1. Saul A. Fox is (1) a director of Paradigm Geotechnology, (2) the Chief Executive Officer of PHLLC and (3) a managing member of FPLLC.

2.       W. Dexter Paine, III and Susan L. Paine are the trustees of the Trust.

3.       Troy W. Thacker is (1) a director of Paradigm Geotechnology and
         (2) the Vice President, Secretary and Treasurer of PHLLC.

         Each of the persons named above is a citizen of the United States. Each of the persons named above, other than Susan L. Paine, is principally employed by Fox Paine & Company, LLC, a Delaware limited liability company that manages investment funds, including Fox Paine Capital Fund II, L.P. The address of Fox Paine & Company, LLC is 950 Tower Lane, Suite 1150, Foster City, California 94404. The address of the Trust is c/o Fox Paine & Company, LLC, Suite 1150, Foster City, California 94404.

                                    Annex II
                                    --------

                       SHARE OWNERSHIP OF THE SHAREHOLDERS

                                           Ordinary Shares
Name                                    Beneficially Owned(1)      Percentage(2)
Compagnie Generale de Geophysique         1,500,000 shares             10.1%
Mashov Gruss Investments Ltd.             1,569,201 shares             10.5%
Bachow Investment Partners III, L.P       1,399,000 shares              9.4%
Shamrock Holdings Inc.                      877,193 shares              5.9%
Shamrock Holdings of California, Inc.       772,750 shares              5.2%
Eldad Weiss                                 592,722 shares              4.0%
All Shareholders                          6,710,866 shares             45.1%

(1) Includes Ordinary Shares which may be acquired through the exercise of options or warrants exercisable in the next 60 days (including options that are expected to become exercisable in accordance with the Merger Agreement).

(2) Based on 14,891,902 outstanding Ordinary Shares, which is the number represented by the Issuer to Paradigm Geotechnology in Section 2.3.1 of the Merger Agreement as the number of Ordinary Shares outstanding as of May 21, 2002.